As filed with the Securities and Exchange Commission on June 4, 2024

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(AMENDMENT NO. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

INCYTE CORPORATION

(Name of Subject Company (Issuer))

INCYTE CORPORATION

(Names of Filing Persons (Issuer and Offeror))

COMMON STOCK, $.001 PAR VALUE

(Title of Class of Securities)

45337C102

(CUSIP Number of Class of Securities)

Hervé Hoppenot

President and Chief Executive Officer

Incyte Corporation

1901 Augustine Cut-Off

Wilmington, Delaware 19803

(302) 498-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Stanton D. Wong Pillsbury Winthrop Shaw Pittman LLP Four Embarcadero Center, 22nd Floor San Fransisco, California 94111 (415) 983-1000	Stephen C. Ashley Pillsbury Winthrop Shaw Pittman LLP 31 West 52nd Street New York, NY 10019-6131 (212) 858-1000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 13, 2024, as amended and supplemented on May 15, 2024 (as amended and supplemented, the “Schedule TO”), relating to the offer by Incyte Corporation, a Delaware corporation (the “Company”), to purchase up to $1.672 billion in value of its common stock, $.001 par value, at a price not greater than $60.00 per share nor less than $52.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 13, 2024 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were previously filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

The purpose of this Amendment is to amend and supplement the Schedule TO and the Offer to Purchase. Only those items amended are reported in this Amendment. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment does not modify any of the information previously reported on the Schedule TO. This Amendment should be read in conjunction with the Schedule TO and all of the exhibits thereto, including the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time.

ITEM 4. TERMS OF THE TRANSACTION.

Item 4 of the Schedule TO is hereby amended and supplemented as follows:

Section 1 – Number of Shares; Proration

On page 12 of the Offer to Purchase, the penultimate paragraph is hereby amended and restated to read in its entirety as follows:

“We will announce the Final Purchase Price by press release promptly after such determination has been made. We do not expect, however, to announce the Final Purchase Price or the final results of any proration and to begin paying for tendered shares until at least two (2) business days after the Expiration Time. We will only purchase shares properly tendered and not properly withdrawn. We may not purchase all of the shares tendered at or below the Final Purchase Price if, based on the Final Purchase Price, shares representing an aggregate purchase price of more than $1.672 billion (or such greater amount as we may choose to purchase subject to applicable law) are properly tendered at or below the Final Purchase Price and not properly withdrawn, because of the odd lot priority, proration and conditional tender provisions of the Offer. We will return all shares tendered and not purchased pursuant to the Offer, including shares tendered at prices in excess of the Final Purchase Price and shares not purchased because of proration or conditional tenders, to the tendering stockholders at our expense, promptly following the Expiration Time.”

Section 7 – Conditions of the Tender Offer

On page 23 of the Offer to Purchase, the last bullet point is hereby amended and restated to read in its entirety as follows:

“any change or combination of changes (or condition, event or development involving a prospective change) has occurred or been threatened in writing in the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or other), operations, prospects, or results of operations of us or any of our subsidiaries or affiliates that is or may be reasonably likely to (i) have a material adverse effect on us or any of our subsidiaries or affiliates; (ii) have a material adverse effect on the value of the shares; or (iii) materially impair the contemplated benefits of the Offer to us;”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2024

INCYTE CORPORATION

By:	/s/ Christiana Stamoulis
Christiana Stamoulis
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

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